Filed by Okada Manila International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

SEC File No.: 001-39900

Okada Manila, Owner of The Leading Integrated Gaming Resort in the Philippines, and 26 Capital

Acquisition Corp. (NASDAQ: ADER), Announce Plans to Merge, Resulting in Okada Manila Becoming a

Publicly Traded Company

•	Transaction values Okada Manila at an enterprise value of $2.6 billion and an equity value of $2.5 billion.

•	Universal Entertainment, the parent company of Okada Manila, is rolling 100% of its equity in the company. 26 Capital Acquisition Corp. to provide up to $275M of cash to the business.

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Okada Manila, located in Entertainment City, where the casino gaming market grew 24% annually from 2013-2019, is the largest integrated resort in the Philippines in terms of gross floor area and gaming floor area, and amongst the largest casinos in the world. Okada Manila is the only Japanese owned and operated integrated resort in the world.

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Okada Manila is expected to have tremendous future growth by tapping into significant pent-up demand after the easing of travel and hospitality restrictions. This transaction allows the company to expand in the Philippines and look outside its current market to other growth markets.

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The 26 Capital Acquisition Corp. team is led by Jason Ader, who has an extensive track record in the gaming and hospitality industries, including with Las Vegas Sands Corp. – where he served as an independent director from 2009-2016 – IGT, The Stars Group and Playtech.

MANILA, MIAMI, and TOKYO, Oct 15, 2021 – Tiger Resort, Leisure and Entertainment Inc., operating as Okada Manila, one of the premier destination casino resorts in Asia and the largest integrated resort in the Philippines, along with Miami-based publicly traded special purpose acquisition company, 26 Capital Acquisition Corp. (NASDAQ: ADER), announced today that they have entered into a merger agreement, which will result in Okada Manila becoming a publicly traded company listed on Nasdaq. The transaction implies an enterprise value for Okada Manila of $2.6 billion and is anticipated to provide Okada Manila with up to $275 million in cash. Upon closing of the transaction, the publicly traded company will have its common stock listed on the Nasdaq through an American Depository Receipt program.

The transaction includes significant strategic alignment as Jason Ader, head of 26 Capital Acquisition Corp., intends to leverage his renowned expertise in gaming, gaming technology, lodging, entertainment, and internet commerce for the benefit of Okada Manila. Having 26 Capital as a partner will allow Okada Manila to leverage 26 Capital’s expertise in those areas to help unlock value and drive growth opportunities for the company.

Okada Manila, the only Japanese owned and operated casino in the world, is the largest (in terms of gross floor area and gaming floor area) and most luxurious integrated resort in the Philippines and amongst the largest in the world.

Okada Manila resort sits on over 50 acres of prime waterfront real estate in Entertainment City, Manila. The resort currently boasts nearly 35,000 square meters of gaming space and has the capacity to operate 599 gaming tables and 4,263 electronic gaming machines. Upon full completion of construction in 2022, Okada Manila will have licensed capacity to operate 974 gaming tables and 6,890 electronic gaming machines. When fully completed, Okada Manila will feature two towers with 993 luxury hotel rooms, a retail boulevard with capacity for more than 50 shops, Cove Manila night club and indoor beach club, more than 25 dining options, and one of the world’s largest multicolor dancing and musical fountains. The Okada Manila resort cost $3.3 billion to construct and began to progressively open throughout 2019 following the completion of its first hotel tower. In 2022, following full construction completion, the property will be able to operate at full capacity for the first time.

Okada Manila has the leading gaming operating capacity in Entertainment City, a market that grew by 24% annually between 2013 and 2019 and achieved gross gaming revenue (GGR) in 2019 of over $3.3 billion. In addition to being a major tourist destination and one of the fastest growing gaming markets in Asia, the Philippines provides a very favorable environment for gaming businesses relative to competing geographies due to competitive labor costs, no corporate tax for gaming revenue, and gaming licenses that are coterminous with PAGCOR, the local gaming regulator, with a franchise that is renewable indefinitely. In addition to significant future growth expected from domestic and tourist gaming visitors, Okada Manila will also benefit from the newly regulated online domestic gaming market, the opportunity to potentially expand through utilization of excess land in the Philippines, and potential participation in a future integrated resort development in Japan.

Following the expected closing of the merger, Okada Manila will continue to be led by President Byron Yip, CFO Hans Van Der Sande and its world class leadership team. Universal Entertainment Corporation, Okada Manila’s parent company and the current owner of 100% of its equity, will retain all of its current holdings in Okada Manila in the newly publicly traded company.

Commenting on today’s announcement, Byron Yip said: “Okada Manila is at the heart of the gaming and hospitality business in Asia. We are fortunate to operate the most luxurious integrated resort in the Philippines, and excited to realize the full potential of this state-of-the-art facility for gaming, entertainment, and hospitality as a public company and in partnership with Jason Ader of 26 Capital.”

“Okada Manila is the future of the gaming market in Asia and poised for tremendous growth,” said Jason Ader Chairman of the Board of Directors and Chief Executive Officer of 26 Capital Acquisition Corp. “With its beautiful new facility, a desirable location in one of the fastest-growing gaming markets in the world, and potential for industry-leading margins and cash flow conversion, I believe the Okada Manila is an extremely compelling investment.”

Jun Fujimoto, Chairman, President and Chief Executive Officer of Universal Entertainment Corp. said: “Today marks an exciting milestone for Okada Manila and for Universal Entertainment. Universal Entertainment has always taken great pride as the owner and developer of Okada Manila, and we are extremely pleased to partner with Jason Ader and 26 Capital to introduce Okada Manila to the public markets. We look forward to continuing our strong support for the business and to a path of immense growth ahead.”

Transaction Overview

The business combination values Okada Manila at an enterprise value of $2.6 billion and at an equity value of $2.5billion. 26 Capital Acquisition Corp. is anticipated to provide up to $275 million of cash held in 26 Capital’s trust account from its initial public offering in January 2021. Okada Manila intends to use 26 Capital Acquisition Corp.’s available cash for growth opportunities and general corporate purposes.

Universal Entertainment Corp. will roll 100% of its equity in the transaction and is expected to own approximately 88% of the combined company at closing, assuming no redemptions by shareholders of 26 Capital Acquisition Corp. This is subject to dilution if further capital is raised as part of the transaction prior to closing.

The Boards of Directors of both 26 Capital Acquisition Corp. and Okada Manila have unanimously approved the proposed transaction. The transaction is expected to close in the first half of 2022 and is subject to approval by 26 Capital stockholders and other customary closing conditions.

Investor Conference Call Information

Okada Manila and 26 Capital Acquisition Corp. will host a joint investor conference call to discuss the proposed transaction on Monday October 18, 2021, at 8:30 a.m. EDT. Interested parties may listen to the webcast found on 26 Capital’s IR website or by dialing 1-877-407-0789 (US) or 1-201-689-8562 (international). In addition, a recording of the call will be posted to 26 Capital’s IR website at https://www.spac26.com.

Additional information about the proposed business combination, including a copy of the investor presentation, will be provided in a Current Report on Form 8-K to be filed by 26 Capital Acquisition Corp. with the SEC and available at www.sec.gov. The investor presentation can also be found on 26 Capital Acquisition Corp.’s website at https://www.spac26.com.

Advisors

Baker McKenzie and Milbank LLP served as legal counsel for Universal Entertainment Corporation and Okada Manila. Schulte Roth & Zabel served as legal counsel for 26 Capital Acquisition Corp.

About Okada Manila

Okada Manila is the premier casino and integrated resort in Entertainment City, Manila. Okada Manila is the largest integrated resort in the Philippines and amongst the largest in the world. Located in one of the fastest-growing gaming markets in Asia, Okada Manila sits on over 50 acres of land, and upon final completion will have licensed capacity to operate 974 gaming tables and 6,890 electronic gaming machines and have nearly 1,000 luxury hotel rooms.

About Universal Entertainment Corp.

Universal Entertainment (TSE: 6425) is a key player in the Asian integrated resorts business through its ownership of the Okada Manila hotel and casino. Universal is also a leading manufacturer of gaming machines in Japan where it designs, produces and distributes Pachinko and Pachislot machines.

About 26 Capital Acquisition Corp.

26 Capital Acquisition Corp. (NASDAQ: ADER) is a Nasdaq-listed blank check company formed for the purpose of creating stockholder value by identifying an acquisition target with significant growth opportunities that the 26 Capital team can enhance by utilizing its experience and track record of creating and unlocking value, with particular focus in gaming, gaming technology, lodging, and entertainment. 26 Capital is led by Jason Ader of SpringOwl Asset Management. Mr. Ader has over 26 years of experience as an institutional investor, asset manager, and research analyst, with particular expertise in the gaming and hospitality industries. SpringOwl Asset Management has raised more than $1 billion in capital since it was founded in 2013.

Participants in the Solicitation

26 Capital Acquisition Corp. and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from 26 Capital Acquisition Corp.’s stockholders with respect to the proposed business combination transaction. A list of the names of those directors and executive officers and a description of their interests in 26 Capital Acquisition Corp. is set forth in 26 Capital Acquisition Corp.’s filings with the SEC (including 26 Capital Acquisition Corp.’s final prospectus related to its initial public offering (File No. 333-251682) dated as of January 14, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to 26 Capital Acquisition Corp., 701 Brickell Avenue, Miami, Florida 33131, attention: Jason Ader. Additional information regarding the interests of such participants will be contained in the prospectus/proxy statement for the proposed business combination transaction when available.

Okada Manila and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of 26 Capital Acquisition Corp. in connection with the proposed business combination transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination transaction will be included in the registration/proxy statement for the proposed business combination transaction when available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Okada Manila’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, 26 Capital Acquisition Corp.’s and Okada Manila’s expectations with respect to future performance and anticipated financial impacts of the business combination transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside 26 Capital Acquisition Corp.’s and Okada Manila’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against 26 Capital Acquisition Corp. and/or Okada Manila following the consummation of the business combination transaction; (2) the impact of COVID-19 and related regulatory responses (such as local community quarantine and international travel restrictions) on Okada Manila’s business; (3) the dependence of Okada Manila’s business on its casino gaming license; (4) the inability to maintain the listing of Okada Manila’s common shares on the Nasdaq following the consummation of the business combination transaction; (5) the risk that the business combination transaction disrupts current plans and operations; (6) the ability to recognize the anticipated benefits of the business combination transaction, which may be affected by, among other things, competition, the ability of Okada Manila to grow and manage growth profitably, and retain its key employees; (7) costs related to the business combination transaction; (8) changes in applicable laws or regulations; and (9) the possibility that Okada Manila may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning 26 Capital Acquisition Corp. or Okada Manila, the transactions described herein or other matters and attributable to 26 Capital Acquisition Corp., Okada Manila or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-

looking statements, which speak only as of the date made. Each of 26 Capital Acquisition Corp. and Okada Manila expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Use of data

The data contained herein is derived from various internal and external sources we believe to be reliable. Although we are not aware of any misstatements regarding the external data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” above. Any data on past performance or modeling contained herein is not an indication as to future performance, and each of 26 Capital Acquisition Corp and Okada Manila disclaims any obligation, except as required by law, to update or revise the information in this presentation, whether as a result of new information, future events or otherwise.

Media Contacts:

Robert Ford

5W Public Relations

(646) 430-5164

rford@5wpr.com

Laura Tyther

5W Public Relations

(332) 237-6222

ltyther@5wpr.com

Investor Relations Contact

OkadaIR@icrinc.com